March 13, 2025

VIA EDGAR TRANSMISSION

Mr. Alberto Zapata

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Northern Lights Fund Trust IV (the “Registrant”)
File Nos. 333-204808 and 811-23066

Dear Mr. Zapata:

On February 18, 2025, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 in connection with USA Mutuals All Seasons Fund and USA Mutuals Vice Fund (collectively, the “Funds”). In a telephone conversation on February 26, 2025, you provided comments to the Proxy Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: On the notice, please update the website address where proxy materials are available.

Response: The Registrant will provide an updated website address in the notice and throughout the Proxy Statement in the definitive filing.

Comment 2: With respect to Proposal 2, please provide a legal analysis regarding whether the adviser, USA Mutuals Advisors, Inc. (“USA Mutuals”) would be entitled to compensation for the period between December 18, 2024 and January 14, 2025 in light of the fact that the Board did not approve an interim advisory agreement within 10 business days after the termination event (the death of Mr. Sapio) as required under Rule 15a-4(b)(1)(ii) under the Investment Company Act of 1940, as amended (the “1940 Act”). Also, please include a legal analysis of any exemptions or no action letters you may be relying upon in your response.

Response: The legal analysis begins with a review of Section 15(a) under the 1940 Act and its limitations (addressed to a certain extent by the SEC through Rule 15a-4). When adopting Rule 15a-4 and amendments to that Rule, the SEC has confronted the regulatory challenges presented by unforeseeable assignments of advisory contracts, especially when determining whether an adviser

  Zeynep.Kart@ThompsonHine.com            Direct: 614.469.3215

Mr. Alberto Zapata

March 13, 2025

operating under a contract not approved by shareholders should be entitled to an advisory fee or only the costs of providing advisory services to the fund.

The SEC has recognized the tension between the purpose of Section 15(a), which is to prevent the “trafficking” of fund advisory contracts by giving shareholders a vote for the new adviser, versus a fund operating without an advisory contract and thus potentially without an adviser. The SEC has stated that Section 15(a) “is designed to give shareholders a voice in a fund’s investment advisory contract and to prevent trafficking in fund advisory contracts.” See Rel. No. 24177 (July 22, 1998). It has noted that “[a]n unintended effect of the law, however, may be to leave a fund without an investment adviser if the fund’s contract with the adviser terminates before the fund’s shareholders can vote on a new contract.” Id. In fact, the SEC provided an example that has the exact same circumstances that befell USA Mutuals when its controlling shareholder, Mr. Sapio, passed away. Noting that a fund could be without an investment adviser “if, for example, a controlling shareholder of the fund’s adviser suddenly dies and control of the adviser passes to an heir,” the SEC recognized that “[i]f an advisory contract terminates as a result of an unforeseeable event, prior board approval of an interim contract may be impracticable.” Rel. No. 23235 (July 22, 1998).

In an attempt to avoid the unintended consequence of shareholders of a fund of operating without an investment adviser, the SEC adopted Rule 15a-4. When adopting the rule, the SEC determined a period of time for when a board had to approve the interim advisory agreement. It first proposed seven days. Id. It later changed that period to ten days. Obviously, the length of this period was somewhat arbitrary as the SEC could not have anticipated what amount of time was reasonably necessary to obtain board approval of an interim advisory contract under all unforeseeable circumstances. Understandably, it would be impossible to devise a rule covering the myriad types of events that could result in a change of control.

Rule 15a-4 “was designed to deal with unforeseeable assignments of advisory contracts by permitting the board to act on an emergency basis to prevent the fund from being harmed by the absence of advisory services.” Rel. No. 24177 (July 22, 1998). The date of Mr. Sapio’s death, of course, was not predictable within any degree of certainty.

Mr. Sapio died on December 18, 2024. The Board did not receive notice of his death until January 8, 2025. This gap of 20 days technically renders Rule 15a-4 unavailable because it exceeds the 10-day limit set forth in paragraph (b)(1)(ii) of Rule 15a-4. As noted, the 10-day limit is arbitrary and may not be reasonable under many circumstances. The officers of USA Mutuals were confronted with many challenges and duties immediately upon Mr. Sapio’s death, both on business and personal levels. Alerting the Trust’s officers and Board in this environment did not happen within the required 10-day period. All parties involved under the circumstances did the best they could to have USA Mutuals be in position to continue providing advisory services to the Funds and seek shareholder approval as expeditiously as possible. Most importantly, USA Mutuals continued to provide uninterrupted advisory services to the Funds. The Trust and the Board took immediate action upon

Mr. Alberto Zapata

March 13, 2025

learning of Mr. Sapio’s death in an effort to prevent any harm that could be caused by the absence of advisory services. The Board elected to follow the framework of Rule 15a-4. It approved an interim advisory agreement between the Trust and USA Mutuals on January 14, 2025, six days after learning of Mr. Sapio’s passing. It also approved the steps to hold a shareholders’ meeting as soon as reasonably possible, including the filing of the Proxy Statement. It arranged for advisory fees earned by USA Mutuals to be suspended and held in escrow. While they technically did not meet the time limit in a condition of Rule 15a-4, all parties to date have expeditiously taken actions designed to advance the SEC’s goal that an advisory contract should be put in place as soon as reasonably possible and that a shareholder meeting approving such adviser should be called as reasonably possible.

Directly responding to your question regarding whether USA Mutuals should be entitled to compensation for the period between December 18, 2024 and January 14, 2025 in light of the fact that the Board did not approve an interim advisory agreement within 10 business days after the termination event (the death of Mr. Sapio), the Registrant and Board believe such compensation is entirely appropriate, especially since the payment of such compensation will be subject to shareholder approval. Denying USA Mutuals fees for its advisory services during the period between Mr. Sapio’s death and shareholder approval of the new advisory contract would be the result of a technical reading of an SEC rule and inconsistent with past views of the SEC.

First, Rule 15a-4 permits an adviser to be paid its full advisory fee under an interim advisory agreement. Therefore, the SEC has recognized in rulemaking that it is appropriate for an adviser to receive its full advisory fee when its contract with a fund terminates because of an unforeseeable event, which is the case with Mr. Sapio’s death.

Second, it would not be consistent with the 1940 Act and the protection of shareholders to create a disincentive for an adviser upon the assignment of its agreement to continue to provide advisory services to a fund. An adviser confronted with the prospect of providing advisory services for free or even at cost may elect to discontinue its services, orphaning the fund. See Nuveen Fund Advisors LLC No-Action Letter (June 20, 2017) (“Rule 15a-4 was designed to prevent registered investment companies from being harmed by losing investment advisory services before shareholders can approve a new investment advisory contract.”).

Third, USA Mutuals delivered advisory services during the interim period and is entitled to be fully compensated fully for those services. Those services were to the benefit of the Funds’ shareholders.

Fourth, denying USA Mutuals its full advisory fee only provides a windfall to the Funds (i.e., free or discounted services), while potentially financially weakening USA Mutuals providing such services. In fact, it could be viewed as imposing a penalty on USA Mutuals, a penalty brought about because of the death of its majority owner.

Mr. Alberto Zapata

March 13, 2025

Finally, it should be noted that at its special meeting on January 14, 2025 the Board considered the profitability analysis provided by USA Mutuals as of October 31, 2024. As of that time, the Funds in the aggregate were unprofitable to USA Mutuals (USA Mutuals Vice Fund was unprofitable and USA Mutuals All Seasons Fund generated a small profit). Because the assets under management of both Funds have remained relatively flat since that time, USA Mutuals continues to operate the Funds at a loss or small profit, and therefore, essentially is providing its advisory services at costs (or not covering its costs). USA Mutuals confirmed that the advisory fees currently held in escrow do not exceed the costs of USA Mutuals proving advisory services to each Fund over the relevant period. Therefore, if the shareholders of each Fund votes to approve awarding USA Mutuals its advisory fee during the period from December 18, 2024 to the date of the shareholder meeting, USA Mutuals will likely net no profits or a very slight profit during that period. If denied its full advisory fee, the economic loss to USA Mutuals would be negligible, if anything.

Therefore, it is appropriate for USA Mutuals, subject to shareholder approval, to receive an amount equal to its advisory fee for the services it rendered and continues to render between the date of Mr. Sapio’s death and the approval of a new advisory contract by shareholders.

The Registrant will revise the Proxy Statement to clarify that, although Rule 15a-4 was not available given the unforeseeable circumstances that led to the assignment of the former investment advisory agreement, the Registrant followed the framework of Rule 15a-4. The Registrant intends to seek shareholder approval of a new advisory agreement between USA Mutuals and the Registrant, on behalf of the Funds, and ratification of the advisory fees earned by USA Mutuals for the period between December 18, 2024 to the date of the shareholder meeting. As noted, the Registrant believes that it would be fair and equitable for USA Mutuals to be compensated for the advisory services during the period, which were equivalent to the scope and quality of services provided under the former advisory agreement. The fees would provide USA Mutuals with the financial wherewithal to continue providing a high level of advisory services, which would continue to benefit the Funds’ shareholders. By asking the Funds’ shareholders to approve USA Mutuals’ fees during the period, the Registrant gives the Funds’ shareholders the opportunity to decide for themselves whether the services offered by USA Mutuals during the period were warranted and necessary without USA Mutuals relying on Rule 15a-4. If shareholders approve both proposals, then the SEC’s Rule 15a-4 concerns will have been mitigated. If shareholders do not vote in favor of the proposals, then USA Mutuals will only keep its costs and will forfeit any of profits.

Comment 3: Please describe any policies and procedures related to advisory contract renewals and other regulatory calendaring that would ensure that a shareholder vote would be obtained in time. Please specify whether such policies and procedures were followed in this instance. If not, explain how the process failed and why. Additionally, please inform us on when the Board learned of Mr. Sapio’s death. Please also explain whether the Board considered the gap between Mr. Sapio’s death and the approval of the interim advisory agreement. Finally, please explain whether the Board considered whether to pay the adviser at cost.

Mr. Alberto Zapata

March 13, 2025

Response: The Board requires advisers to inform it of any anticipated event or action that may constitute a change of control in advance so that, if needed, the Board can convene to consider any interim advisory agreement and authorize the filing of a proxy statement to seek shareholder approval of a new advisory agreement within 150 days of the change of control. Advisers are required to complete quarterly compliance questionnaires that inquire about any change in control or anticipated change in control. The Board relies on the Funds’ officers and counsel to work with the adviser to finalize the proxy statement and coordinate with a proxy solicitor in preparation for the shareholder meeting. In this case, the Board was not made aware of the change of control due to the unforeseeable nature of the termination event. The Registrant confirms that the Board acted promptly once the notice was provided.

As described in the response to Comment 2, the Board fully considered the gap between Mr. Sapio’s death and the approval of the interim advisory agreement upon learning of Mr. Sapio’s death on January 8, 2025.

The Board considered all options including paying retroactively USA Mutuals its full advisory fee but only upon shareholder approval of such payment. The Board followed the framework of Rule 15a-4, which expressly permits such retroactive payments upon shareholder approval. As previously noted, given the numerous distractions and responsibilities that followed after Mr. Sapio’s death, it is difficult to fathom any board only having the Funds reimburse USA Mutuals for the cost of its services because of a technical provision in Rule 15a-4. The Board determined that it was fair and equitable to ask the Funds’ shareholders to approve paying USA Mutuals the fees it earned between the period of December 18, 2024 to the date of the shareholder meeting because the Funds’ shareholders have benefited and continue to benefit from USA Mutuals’ uninterrupted services as investment adviser to the Funds.

If you have any questions, please call the undersigned at (614) 469-3215.

Very truly yours,

/s/ Zeynep Kart

Zeynep Kart

cc: Bibb Strench